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Exhibit (e)(18)

Item 11. Executive Compensation

Compensation of Legacy's Directors

    Each non-employee director of Legacy receives $8,000 per year for serving on the board and an additional $1,000 for each in-person meeting attended (other than committee meetings). Each director receives an option to purchase 10,000 shares of Legacy common stock on the date of the first annual meeting of stockholders at which the director is re-elected to Legacy's board. At each subsequent annual meeting of stockholders at which the director is re-elected, the director will receive an option to purchase the number of shares of Legacy common stock granted to the director at the prior annual meeting of stockholders plus an additional 1,000 shares of Legacy common stock. However, a director may not receive an option to purchase more than 20,000 shares of Legacy common stock upon re-election in any given year.

    Directors also receive reimbursement for travel expenses incurred in connection with their duties as directors.

Meetings of the Board

    During 2000, Legacy's board held five meetings. In 2000, each director attended at least 75% of the aggregate of all meetings held by the board and all meetings held by all committees of the board on which the director served.

Committees of the Board of Directors

    Audit Committee.  Legacy's audit committee consists of Messrs. McGrory, Nordlund, Parsons and Talbott. During 2000, the audit committee held three meetings. The audit committee reviews the annual audits of Legacy's independent public auditors, reviews and evaluates internal accounting controls, recommends the selection of Legacy's independent public auditors, reviews and passes upon (or ratifies) related party transactions and conducts such reviews and examinations as it deems necessary with respect to the practices and policies of, and the relationship between, Legacy and its independent public auditors.

    Compensation Committee.  Legacy's compensation committee consists of Messrs. Nordlund, Talbott and Wilmot. During 2000, the compensation committee held one meeting. The compensation committee reviews compensation of senior officers of Legacy and administers Legacy's executive compensation policies and the Legacy Stock Option Plan.

    Executive Committee.  Legacy's executive committee consists of Messrs. Sabin, Muir, Burt and Wilmot. During 2000, the executive committee held three meetings. The executive committee has all powers and rights necessary to exercise the full authority of Legacy's board in the management of the business and affairs of Legacy, except as provided in the DGCL or Legacy's bylaws.

Compensation Committee Interlocks and Insider Participation

    During 2000, Legacy's compensation committee was comprised of Messrs. Nordlund, Talbott and Wilmot. No interlocking relationship exists between any member of the compensation committee and any member of any other company's board of directors or compensation committee.

COMPENSATION COMMITTEE REPORT

    Set forth below in full is the Report on Executive Compensation of Legacy's compensation committee regarding the compensation paid by Legacy to its executive officers during 2000:

    The philosophy of Legacy's compensation program is to employ, retain and reward executives capable of leading Legacy in achieving its business objectives. These objectives include enhancing stockholder value, maximizing financial performance, preserving a strong financial posture, increasing Legacy's assets and positioning its assets and business in geographic markets offering long-term growth opportunities. The accomplishment of these objectives is measured against the conditions characterizing the industry within which Legacy operates.

Components of Executive Compensation

    Base Salary.  Base salary is established by Legacy's compensation committee based on an executive's job responsibilities, level of experience, individual performance and contribution to the business, with reference to the competitive marketplace for executive officers at other similar companies. The compensation committee believes that the base salaries paid to executive officers of Legacy are at competitive levels relative to the various markets from which Legacy attracts its executive talent.

    Annual Cash Incentive Bonus.  Annual cash incentive bonus is established by the committee at the end of the fiscal year and is based on Legacy's performance, individual performance and compensation surveys. Bonuses awarded in prior years are also taken into consideration. Those executive officers of Legacy with employment agreements may receive up to 100% of their base salary in the form of a bonus.

    Long-Term Incentives.  Long-term incentives include awards of stock options. The objective for the awards is to align closely executive interests with the longer term interests of stockholders. These awards, which are at risk and dependent on the creation of incremental stockholder value or the attainment of cumulative financial targets over several years, represent a portion of the total compensation opportunity provided for the executive officers. Award sizes are based on individual performance, level of responsibility, the individual's potential to make significant contributions to Legacy and award levels at other similar companies.

    Annual Stock Grants.  Annual stock grants include annual stock grants of the Legacy common stock to employees based on contributions to Legacy and individual job performance.

Compensation for the Chairman and Chief Executive Officer

    During 2000, the Chief Executive Officer, Mr. Gary B. Sabin, received a base salary of $300,000 and a bonus of $60,000. With respect to long-term incentives during 2000, Mr. Sabin was awarded options to purchase 40,000 shares of Legacy common stock in his capacity as Chairman and Chief Executive Officer. All of such options are immediately exercisable and 30,000 have an exercise price of $3.50 per share and 10,000 have an exercise price of $2.875 per share. Legacy's compensation committee reviewed Legacy's actual performance in 2000 and determined that most of Legacy's goals and objectives were accomplished and, in some instances, exceeded. Mr. Sabin's bonus and his award of stock options took into consideration his performance and contribution to achieving Legacy's objectives in 2000.

Tax Considerations

    Section 162(m) of the Code generally limits the tax deductions a public corporation may take for compensation paid to its Chief Executive Officer and its other four most highly compensated executive officers to $1 million per executive per year. Legacy does not presently anticipate any such executive officers to exceed the non-performance based compensation threshold of Section 162(m). The committee intends to evaluate Legacy's executive compensation policies and benefit plans during the coming year to determine whether any actions to maintain the tax deductibility of executive compensation are in the best interest of Legacy's stockholders.

    The foregoing report has been furnished by the compensation committee.

Richard J. Nordlund Robert S. Talbott John H. Wilmot January 18, 2001

Executive Compensation

    The following table sets forth certain summary information concerning compensation paid by Legacy to or on behalf of Legacy's Chief Executive Officer and each of Legacy's other four most highly compensated executive officers. Legacy elected to change its fiscal year-end date from July 31 to December 31 in 1998 and, accordingly, executive compensation is reported below for (1) the fiscal year ended December 31, 2000, (2) the fiscal year ended December 31, 1999 and (3) the transition period consisting of the five months ended December 31, 1998.

Summary Compensation Table

						Long-term Compensation Awards
		Fiscal Year Compensation
						Number of Securities Underlying Options
Name	Fiscal Year						All Other Compensation(1)
		Salary		Bonus
Gary B. Sabin	2000	$300,000		$60,000	(2)	40,000	$9,138
Chairman, President and	1999	249,574	(3)	125,000	(4)	243,000	3,633
Chief Executive Officer	Transition	76,295	(5)	—		—
Richard B. Muir	2000	200,000		$40,000	(2)	37,000	12,183
Executive Vice President, Chief	1999	164,840	(6)	100,000	(4)	171,000	5,628
Operating Officer and Secretary	Transition	46,498	(5)	—		—	—
William J. Hamilton	2000	150,000		98,408		-	10,440
Senior Vice President—Self	1999	—	(7)	—		100,000	375
Storage	Transition	—	(7)	—		—	—
Mark T. Burton	2000	150,000		$80,000	(2)	30,000	12,222
Senior Vice President—	1999	117,138	(8)	100,000	(4)	120,000	3,633
Acquisitions	Transition	25,632	(5)	—		—	—
Kelly D. Burt	2000	150,000		$30,000	(2)	46,000	17,436
Executive Vice President—	1999	150,000		35,000	(9)	140,000	14,677
Development	Transition	62,500		25,000		—	—

(1)
All other compensation consists of medical and dental benefits, life insurance, long-term disability insurance and Legacy's matching 401(k) contributions and, in the case of Mr. Burt, a car allowance.

(2)
The bonuses represent amounts awarded by the compensation committee related to 2000 payable prior to May 31, 2001.

(3)
Since May 1, 1999, Mr. Sabin has been paid his annual salary by Legacy pursuant to Mr. Sabin's employment agreement with Legacy under which Mr. Sabin receives an annual base salary of $300,000. Mr. Sabin received $200,000 in 1999 under his employment agreement in the form of cancellation of a portion of Mr. Sabin's debt to Legacy, which was incurred for the purchase of Legacy common stock. The remaining $49,574 was paid by Legacy to New Plan Excel under an administrative services agreement between New Plan Excel and Legacy, which was terminated in April 1999.

(4)
The bonuses were paid in the form of cancellation of a portion of each individual's debt to Legacy, which was incurred for the purchase of Legacy common stock. In 2000, the compensation committee amended the debt repayment program, where the debt is to be cancelled over five years through 2005.

(5)
These amounts were paid to New Plan Excel by Legacy under an administrative services agreement.

(6)
Since May 1, 1999, Mr. Muir has been paid his annual salary by Legacy pursuant to Mr. Muir's employment agreement with Legacy under which Mr. Muir receives an annual base salary of $200,000. Mr. Muir received $133,333 in 1999 under his employment agreement in the form of cancellation of a portion of Mr. Muir's debt to Legacy, which was incurred for the purchase of Legacy common stock. The remaining $31,507 was paid by Legacy to New Plan Excel under an administrative services agreement.

(7)
Mr. Hamilton began his employment with Legacy in January 1, 2000. Prior to January 1, 2000, Mr. Hamilton was employed by Enterprises.

(8)
Since May 1, 1999, Mr. Burton has been paid his annual salary by Legacy pursuant to Mr. Burton's employment agreement with Legacy under which Mr. Burton receives an annual base salary of $150,000. Mr. Burton received $100,000 in 1999 under his employment agreement in the form of cancellation of a portion of Mr. Burton's debt to Legacy, which was incurred for the purchase of Legacy common stock. The remaining $17,138 was paid by Legacy to New Plan Excel under an administrative services agreement.

(9)
Mr. Burt's bonus for 1999 was paid in shares of Legacy common stock.

    The following table sets forth certain summary information concerning individual grants of stock options made during 2000 to each of Legacy's named executive officers.

Option Grants in 2000

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
			% of Total Options Granted to Employees in 2000
	Number of Securities Underlying Options Granted
Name				Exercise or Base Price Per Share	Expiration Date
						10%	5%
Gary B. Sabin	30,000		11.5%	$3.500	02/18/10	$66,034	$167,343
	10,000	(2)	—	$2.875	06/07/10	$18,081	$45,820
Richard B. Muir	27,000		10.4%	$3.500	02/18/10	$59,431	$150,609
	10,000	(2)	—	$2.875	06/07/10	$18,081	$45,820
William J. Hamilton	—		—	—	—	—	—
Mark T. Burton	30,000		11.5%	$3.500	02/18/10	$66,034	$167,343
Kelly D. Burt	36,000		13.8%	$3.500	02/18/10	$79,241	$200,812
	10,000	(2)	—	$2.875	06/07/10	$18,081	$45,820

(1)
These amounts represent assumed rates of appreciation in the price of the Legacy common stock during the terms of the options in accordance with rates specified in applicable federal securities regulations. Actual gains, if any, on stock option exercises will depend on the future price of the Legacy common stock and overall stock market conditions. There is no representation that the rates of appreciation reflected in this table will be achieved.

(2)
Mr. Sabin, Mr. Muir and Mr. Burt each received an option to purchase 10,000 shares in their capacity as directors of Legacy.

    The following table sets forth certain information concerning exercises of stock options by each of Legacy's named executive officers during 2000, and the number of options and value of unexercised options held by each such person on December 31, 2000.

Aggregated Option Exercises in 2000
and Fiscal Year-End Option Values

Name	Number of Securities Underlying Unexercised Options at Year-End —	Value of Unexercised In-the-Money Options at Year-End(1) —
	Exercisable	Exercisable
Gary B. Sabin	43,000	—
Richard B. Muir	40,000	—
William J. Hamilton	—	—
Mark T. Burton	30,000	—
Kelly D. Burt	69,000	—

(1)
The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options and the closing price of the Legacy common stock on December 31, 2000.

Compensation Plans

    Legacy Stock Option Plan.  Legacy's stock option plan was adopted (1) to further the growth, development and financial success of Legacy by providing additional incentives to some of its directors, key employees and consultants by assisting them to become owners of capital stock of Legacy and thus to benefit directly from its growth, development and financial success and (2) to enable Legacy to retain the services of directors, key employees and consultants considered essential to the long-range success of Legacy, by providing and offering them the opportunity to become owners of capital stock of Legacy. Legacy's stock option plan provides for the grant to executive officers, other key employees, consultants and directors of Legacy of nonqualified stock options and incentive stock options.

    In 2000, Legacy issued options to acquire an aggregate of 128,500 shares of Legacy common stock to its officers, other employees and directors under Legacy's stock option plan. Of such shares, 80,000 are immediately exercisable and have an exercise price of $2.875 and 48,500 are immediately exercisable and have an exercise price of $3.50.

    401(k) Retirement Plan and Trust.  Legacy has established a tax-qualified employee savings and retirement plan effective January 1998 covering all employees who were employed on August 31, 1998 or who have been employed by Legacy for at least six months and who are at least 21 years of age. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the maximum amount determined by the federal government each year and have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, additional cash contributions to the 401(k) plan by Legacy. The trustee under the 401(k) plan invests the assets of the 401(k) plan in designated investment options. The 401(k) plan is intended to qualify under Section 401 of the Code, so that contributions to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by Legacy are deductible by Legacy when made for income tax purposes.

Employment Agreements

    Legacy has entered into employment agreements with each of Messrs. Sabin, Muir, Hamilton and Burt. Each of those agreements commenced on May 1, 1999 and expires on December 31, 2003. On January 1, 2004, and on each anniversary date thereafter, the employment period will automatically be extended for one additional year unless either party gives written notice at least six months before such anniversary. These agreements provide for an annual base salary as set forth in the table below and a maximum bonus of up to 100% of the officer's annual base salary based upon, among other things, the performance of Legacy. Under the agreements, the officer is eligible to participate in Legacy's stock option plan. The agreements provide that in the event the officer's employment is terminated by Legacy without "Cause" or by the officer for "Good Reason," including, without limitation, a "Change of Control" (as defined in the agreements), the officer is entitled to a payment of 200% of his annual base salary and 200% of the average total additional compensation for the two preceding fiscal years of Legacy.

    Legacy has also entered into an employment agreement with Mr. Burt. This agreement has a term of 36 months commencing May 1, 1998. At the end of the term, and on each anniversary date thereafter, the employment period will automatically be extended for one additional year unless either party gives notice at least six months before such anniversary. The agreement provides for an annual base salary of $150,000 and a maximum bonus of up to 100% of his annual base salary based upon, among other things, the performance of Legacy. The agreement also provided for the issuance to Mr. Burt in April 1998 of options to purchase 300,000 shares of Legacy common stock, half of which have an exercise price of $5.00 per share and half of which have an exercise price of $10.00 per share. In the event Legacy terminates Mr. Burt without cause, Mr. Burt shall receive a severance payment in an amount equal to 150% of his highest compensation paid under the agreement during any employment year, or if greater, the amount he would have received had he been employed for the entire 36 month term of the agreement.

    The following table provides the name, position and annual base salary of each of the executive officers named in the Summary Compensation Table who has entered into an employment agreement with Legacy:

Name	Position	Annual Base Salary
Gary B. Sabin	President and Chief Executive Officer	$300,000
Richard B. Muir	Executive Vice President, Chief Operating Officer and Secretary	$200,000
William J. Hamilton	Senior Vice President-Self Storage	$150,000
Mark T. Burton	Senior Vice President-Acquisitions	$150,000
Kelly D. Burt	Executive Vice President-Development	$150,000

PERFORMANCE GRAPH

    The following performance graph compares the performance of the Legacy common stock to the S&P 500 Index and to an index average of Legacy's peer group, composed of comparable publicly-traded companies in the real estate business, in each case for the period commencing March 31, 1998 through December 31, 2000. Such peer group includes: Crescent Operating, Inc., Forest City Enterprises, Inc. and Wellsford Real Properties, Inc. The graph assumes that the value of the investment in the Legacy common stock and each index was $100 at March 31, 1998 and that all dividends were reinvested. The stock price performance shown on the graph is not necessarily indicative of future price performance.

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COMPENSATION COMMITTEE REPORT
Summary Compensation Table
Option Grants in 2000
Aggregated Option Exercises in 2000 and Fiscal Year-End Option Values
PERFORMANCE GRAPH